Exhibit 99.1

Volvo Group's Intranet of World Class

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 17, 2007--The Volvo Group's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) intranet has been assessed as one of the ten best in the world by the Nielsen Norman Group, leading experts in the field of Web usability. "The award is proof that the Volvo Group's internal communication is at the cutting edge", says Charlie Nordblom, Vice President Strategic Internal Communications.

With the focus on usability, the Volvo Group has entered the list of the world's top ten intranets which has been put together by the renowned Nielsen Norman Group. For the seventh consecutive year, they have presented their results in a survey entitled "Intranet Design Annual: The Year's Ten Best Intranets", where corporate intranets are assessed on the basis of design. The survey examines how easily accessible the information is on the company's intranet, how it is structured and, above all, how user-friendly the intranet is for the employees.

When in 2005 the Volvo Group launched the third generation of its intranet - Violin (Volvo Group Information On-line) - commercial benefit and end-users were in firm focus. A uniform structure and clear layout make the contents easily accessible to the Group's more than 82,000 employees the world over.

"Our goal is to be the world leaders in internal communication in manufacturing industry. This ranking is evidence that we're not just in the lead when it comes to developing and manufacturing transport solutions, but also when it comes to using communication equipment in our daily operations," says Charlie Nordblom, Vice President Strategic Internal Communications.

Today, Violin is used by all the companies and units that are part of the Volvo Group, and as a result the Group has a standardised tool for communicating with its employees in a swift and efficient way.

"The fact that Violin is one of the world's ten best intranets is naturally highly gratifying and serves as Vice President Volvo Group Online Communications.

Some of the other companies in the top-ten list alongside the Volvo Group are American Electric Power, Daimler Chrysler AG, Dow Chemicals, JP Morgan Chase & Co and Microsoft Corporation.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/09/0C/E0/wkr0010.pdf)

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CONTACT: Volvo
Charlie Nordblom, Vice President Strategic Communications
+46 31 66 11 58